Exhibit 12.1

TreeHouse Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended	Year Ended
	June 30, 2017	December 31, 2016
Earnings:
Loss before income taxes	$(16.3)	$(195.4)
Add (deduct):
Fixed charges	84.1	154.8
Capitalization of interest, net of amortization	(0.3)	(1.5)
Earnings available for fixed charges (a)	$67.5	$(42.1)
Fixed charges:
Interest expense	$61.5	$119.2
Capitalized interest and tax interest	1.5	2.5
One third of rental expense (1)	21.1	33.1
Total fixed charges (b)	$84.1	$154.8

Ratio of earnings to fixed charges (a/b) (2)	0.80	(0.27)

(1)	Considered to be representative of interest factor in rental expense.
(2)

The Company incurred losses before income taxes for the six months ended June 30, 2017 and the year ended December 31, 2016. As a result, our earnings were less than our fixed charges by approximately $16.6 and $196.9 million, respectively.